Exhibit 4.9
                             STOCK OPTION AGREEMENT

        This Agreement is made as of January 15, 1995, by and between Superior Services, Inc., a Wisconsin corporation (the "Company") and Robert T. Glebs ("Employee").

        WHEREAS, Employee is a valuable and trusted employee of the Company, and the Company considers it desirable and in its best interest that Employee be given an inducement to acquire a further proprietary interest in the Company, and an added incentive to advance the interests of the Company by possessing an option to purchase common stock of the Company; and

        WHEREAS, except as otherwise set forth herein, the parties intend to terminate and replace any options previously issued to Employee.

        NOW, THEREFORE, it is agreed between the parties as follows:

        1.   Grant of Option.   The Company hereby grants to Employee the
   right, privilege and option (the "Option" or "Options") to purchase 407,300 shares of its Common Stock, $0.01 par value (the "Option Shares") at the purchase price of Three and 85/100 Dollars ($3.85) per share (the "Option Price"), in the manner and subject to the conditions hereinafter provided.

        2. Termination of Prior Options. Except as set forth herein and except for those options granted pursuant to the Company's Incentive Stock Option Plan, all Options previously granted by the Company under any Employment Agreement or amendment thereto, and any other agreements regarding the option or opportunity to purchase common stock, are hereby revoked and terminated in all respects, whether or not vested.

        3. Method of Exercise. A Vested Option may be exercised, so long as Options are outstanding, from time to time, in part or as a whole; provided, however, that any exercise with respect to a portion of the Options shall be made for no less than Two Thousand Five Hundred (2,500) shares of Option Shares. The Option shall be exercised by written notice to the Company, at the Company's principal place of business, accompanied by certified check, bank draft or postal or express money order in payment of the Option Price for the number of shares specified and paid for. Alternatively, in order to pay all or a portion of the Option Price for the Option Shares, the Employee shall have the right to surrender to the Company the Option with respect to a portion of the Option Shares, for an amount equal to the difference between the then fair market value of the Option Shares for which the rights are surrendered and the Option Price for such Option Shares. For purposes of this Agreement only, the fair market value per share of the Option Shares shall mean: (i) if shares of the common stock are publicly traded, the closing bid price per share for the common stock on the day the Option is exercised, or (ii) if shares of the common stock are not publicly traded, at the price per share paid in the most recent arms-length stock sales transaction prior to the date of the exercise of the Option. The amount so determined shall be applied to payment of the Option Price of the Option Shares to be purchased and the Employee shall have no other right to surrender the Option for payment in cash. Upon the surrender of the Option with respect to a portion of the Option Shares, the number of Option Shares for which the Option may be exercised shall be reduced by that number of shares for which the Option is surrendered pursuant to this paragraph.

        4. Termination of Option. Except as herein otherwise stated, the Option to the extent not heretofore exercised, shall terminate upon the first to occur of the following dates:

             (a) The expiration of ninety (90) days after the date on which Employee's employment by the Company or its subsidiaries is terminated (except if such termination is by reason of death);

             (b) In the event of Employee's death while in the employ of the Company or its subsidiaries or within ninety (90) days after termination of employment, his executors or administrators may exercise the Option in whole or in part to the extent Employee was entitled to do so at the date of his death, at any time prior to one
        (1) year following the date of death or the expiration of such Option, whichever is first to occur;

             (c) One (1) year after the date on which the Option Shares become freely transferable on a national or regional stock exchange, through any system of automated quotations or by "over-the-counter" public trading (whichever shall first occur) of the registration by the Company of its shares under the Securities Exchange Act of 1933, as amended, in connection with a public offering; or

             (d)  January 31, 2000.

        5. Reclassification, Consolidation or Merger. The existence of outstanding Options shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock ahead of or affecting the common stock or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

        If, while there are outstanding Options, the Company shall effect a subdivision or consolidation of shares or other increase or reduction of the number of shares of the common stock outstanding without receiving compensation thereof in money, services or property, then (a) in the event of an increase in the number of such shares outstanding, the number of Option Shares hereunder shall be proportionately increased; and (b) in the event of a decrease in the number of such shares outstanding the number of Option Shares hereunder shall be proportionately decreased.

        After a merger of one or more corporations into the Company, or after a consolidation of the Company and one or more corporations in which the Company shall be the surviving corporation, Employee shall, at no additional cost, be entitled upon exercise of his Option to receive (subject to any required action by stockholders) in lieu of the number of shares as to which such Option shall then be so exercisable, the number and class of shares of stock or other securities to which Employee would have been entitled pursuant to the terms of the agreement of merger or consolidation if, immediately prior to such merger or consolidation, Employee had been the holder of record of a number of shares of common stock equal to the number of Option Shares as to which such Option shall be so exercised.

        If the Company is merged into or consolidated with another corporation under circumstances where the Company is not the surviving corporation, or if the Company sells or otherwise disposes of substantially all its assets to another corporation while unexercised Options remain outstanding under this Agreement, (i) subject to the provisions of clause (iii) below, and so long as the successor entity is willing to assume the obligation to deliver shares of such stock or other securities, after the effective date of such merger, consolidation or sale, as the case may be, Employee shall be entitled, upon exercise of his Option, to receive, in lieu of shares of common stock, shares of such stock or other securities, the holders of shares of common stock received pursuant to the terms of the merger, consolidation or sale, and if Employee is subsequently terminated subsequent to the merger, consolidation or sale, then he shall have the right, at any time prior to ninety (90) days following the date of termination to exercise the Option, in whole or in part; (ii) the Board of Directors may waive any limitations set forth in or imposed pursuant to Paragraph 2 hereof so that all Options, from and after a date (not less than thirty (30) days prior to the effective date of such merger, consolidation or sale as the case may
   be) specified by the Board, shall be exercisable in full; or (iii) all outstanding Options may be cancelled by the Board of Directors as of the effective date of any such merger, consolidation or sale provided that (x) notice of any such cancellation shall be given to Employee and (y) Employee shall have the right to exercise such Option in full during a 30-day period preceding the effective date of such merger, consolidation, sale or acquisition.

        Except as hereinbefore expressly provided, the issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock then subject to outstanding Options.

        6. Rights Prior to Exercise of Option. This Option is nontransferable by Employee except in the event of his death as provided in Paragraph 4 above, and during his lifetime is exercisable only by him. Employee shall have no rights as a stockholder with respect to the Option Shares until payment of the Exercise Price and delivery to him of such shares as herein provided. As a condition to the Employee's exercise of the Option, the Employee, or his heirs or beneficiaries, shall be required to enter into a Subscription Agreement and a Shareholders Agreement in form and substance satisfactory to the Company, which shall include, among other things, provisions restricting the resale of the Option Shares except in accordance with state and federal securities laws.

        7. Limited "Lock Up" of Common Stock. In the event the Company seeks to register its shares under the Securities Act of 1933, as amended, in connection with a public offering, the Employee, or his heirs or beneficiaries, agree that, in connection with any such registration, Employee, his heirs or beneficiaries shall not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of or otherwise transfer any shares of Option Shares (other than those included in registration) without the prior written consent of the Company and its underwriters for such period of time from the effective date of such registration as the Company and its underwriters may specify, which period of time shall not exceed two hundred seventy (270) days.

        8. Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

        9. Employment Not Affected. Neither the granting of the Option or its exercise shall be construed as granting to the Employee any right with respect to continuance of employment of the Company. Except as may otherwise be limited by a written agreement between the Employee and the Company, the right of the Company to terminate at will the Employee's employment with it at any time (whether by dismissal, discharge, retirement or otherwise) is specifically reserved by Company, and acknowledged by the Employee.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the day and year first above written.

   SUPERIOR SERVICES, INC.                 EMPLOYEE:


   By: /s/ G.W. Dietrich                         /s/ Robert T. Glebs
       G.W. Dietrich, President                 Robert T. Glebs

                        SETTLEMENT AGREEMENT AND RELEASE


             THIS SETTLEMENT AGREEMENT AND RELEASE (the "Agreement") is made as of April 28, 1996 by and between ROBERT T. GLEBS ("Glebs"), an adult citizen of Wisconsin residing at 5822 Windsona Circle, Madison, Wisconsin 53711 and SUPERIOR SERVICES, INC. ("Superior"), a Wisconsin corporation with its executive offices located at 10150 West National Avenue, West
   Allis, Wisconsin 53227.   For purposes of this Agreement, the term
   "Superior" includes Superior Services, Inc. and all of its affiliates and subsidiaries.

             WHEREAS, Glebs and Superior entered into a Stock Option Agreement dated as of January 15, 1995 and amended by letter agreement dated March 31, 1995 (collectively referred to as the "1995 Option Agreement"); and

             WHEREAS, Superior attempted to terminate the 1995 Option Agreement in August 1995; and

             WHEREAS, Glebs commenced an action against Superior in Dane County Circuit Court requesting, among other things, a declaration of his rights under the 1995 Option Agreement; and

             WHEREAS, the parties seek to resolve the issues raised in the litigation and other matters between them without further proceedings before the Court;

             NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Glebs and Superior agree as follows:

             1. Superior's August 1995 attempt to terminate the 1995 Option Agreement is null and void.

             2. The 1995 Option Agreement continues and is amended by this Agreement as follows:

                  a. Numbered paragraph 1 is amended and restated in full as follows:

                       1. Grant of Option. The Company hereby grants to Employee the right, privilege and option (the "Option" or "Options") to purchase 162,920 shares of its Common Stock, $0.01 par value (the "Option Shares") at the purchase price of Seven and 70/100 Dollars ($7.70) per share (the "Option Price"), in the manner and subject to the conditions hereinafter provided. The Option Shares represent 80% of the number of shares issuable to Employee upon the exercise of options originally granted to Employee, after giving effect to the 1-for-2 reverse stock split effected by the Company on March 8, 1996.

                  b. Numbered paragraph 3 is amended and restated in full as follows:

                       3. Method of Exercise. A Vested Option may be exercised, so long as Options are outstanding, from time to time, in part or as a whole; provided, however, that any exercise with respect to a portion of the Options shall be made for no less than Two Thousand Five Hundred (2,500) shares of Option Shares. The Option shall be exercised by written notice to the Company, at the Company's principal place of business, accompanied by certified check, bank draft or postal or express money order in payment of the Option Price for the number of shares specified and paid for. Alternatively, in order to pay all or a portion of the Option Price for the Option Shares, the Employee shall have the right to use a cashless exercise program with Robert W. Baird & Co. or Alex Brown & Sons by which Baird or Brown sells some or all of the Option Shares under instructions to remit to Superior cash proceeds for an amount equal to the Option Price for the total number of Options exercised.

                  c. Numbered paragraph 4(a) is amended and restated in full as follows and numbered paragraphs 4(b), (c) and
                       (d) are deleted:

                            (a)  March 31, 1997.

                       The previous paragraph 4(e) is renumbered as 4(b) and amended and restated in full as follows:

                            (b) upon Employee's breach of his obligations under the Noncompetition Agreement dated April, 1996 and attached as Exhibit A to the Settlement Agreement and Release.

                  d. Numbered paragraph 7 is amended and restated in full as follows:

                       7. Limited "Lock-Up" of Common Stock. In the event the Company seeks to register its shares under the Securities Act of 1933, as amended, in connection with a public offering (other than registration on Form S-8 of the Securities and Exchange Commission (the "SEC") or in connection with a transaction to which Rule 145 of the SEC applies), the Employee, or his heirs or beneficiaries, agree that, in connection with any such registration, Employee, his heirs or beneficiaries shall not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of or otherwise transfer any Option Shares (other than those included in any such registration) without the prior written consent of the Company and its underwriters for such period of time from the effective date of such registration as the Company and its underwriters may specify, which period of time shall not exceed one hundred eighty (180) days.

                  e.   A new numbered paragraph 10 is added as follows:

                       10. The Company will include the Option Shares in the registration statement filed with respect to its 1993 Incentive Stock Option Plan, 1996 Equity Incentive Plan and certain individual stock option agreements, which the Company currently intends to file approximately 180 days after the date of the Company's final prospectus relating to its initial public offering of common stock, as described in the preliminary prospectus, dated January 9, 1996, under the heading "Shares Eligible for Future Sale; Subsequent Registrations" or in the registration statement filed with respect to any similar plan or agreement.

                  f.   A new numbered paragraph 11 is added as follows:

                       11. Upon exercise of the Options, in whole or in part, and within the time required by Internal Revenue Service regulations, the Company shall issue to Employee an IRS Form W-2 reflecting the income realized by Employee on the exercise of the Options (or portion thereof), which income for purposes of the amount to be reported on the form W-2 shall be either
                       (a) if the Options are exercised and the Option Shares sold on the same day, the difference between the Option Price and the sale price of the Option Shares, or (b) if the Option Shares are not sold on the same day the Options are exercised, the difference between the Option Price and the average of the high and low trade prices for the day the Options are exercised.
                       On each date on which Employee shall exercise any Options, the Employee shall pay to the Company in cash an amount equal to the amount of withholding that the Company must pay to the Internal Revenue Service. For purposes of paragraph 11, the use of a cashless exercise program through Robert W. Baird & Co. or Alex Brown & Sons by which Baird or Brown sells some or all of the Option Shares under instructions to remit to Superior cash proceeds sufficient to pay the withholding shall constitute payment by Glebs to Superior in cash for the withholding.

             3. Glebs agrees to the Noncompetition Agreement attached as Exhibit A hereto and will execute and abide by that Noncompetition Agreement. This new Noncompetition Agreement will replace and supersede the noncompetition provisions of Glebs' July, 1992 employment agreement and the Noncompetition Agreement signed by Glebs on January 6, 1995.

             4. Glebs, on his own behalf and for his heirs, administrators, successors and assigns (hereinafter collectively referred to as "Glebs Releasers") hereby releases and discharges Superior and its insurers, predecessors, successors, assigns, directors, officers, employees, attorneys and agents (hereinafter "Superior Releasees"), from any and all claims, obligations and liabilities which Glebs Releasers had, now have or in the future may have arising from (1) the attempted termination/revocation of Glebs' options in August, 1995 and the letter advising Glebs of that action; (2) any alleged overbroad enforcement, threatened enforcement or interpretation of Glebs' noncompete obligations to Superior through the date of this Agreement; (3) any business, investment or employment opportunities that Glebs alleges he lost as a result of the noncompetition provisions (or the Superior Releasees' interpretation thereof) of his 1992 employment agreement and/or the 1995 Noncompetition Agreement; and (4) all claims that were brought or could have been brought in the action in Dane County Circuit Court, Case No. 95-CV-3226, entitled Robert T. Glebs, Plaintiff, vs. Superior Services, Inc., a Wisconsin corporation, Defendant. This paragraph is intended to be a complete release of Superior Releasees with respect to the above matters, and in the event of any dispute as to its meaning, is to be construed in favor of Superior Releasees.

             5. Superior, on its own behalf and for its insurers, predecessors, successors, assigns, directors, officers, employees and agents (hereinafter "Superior Releasers") hereby releases and discharges Glebs and his heirs, assigns, attorneys and agents (hereinafter "Glebs Releasees"), from any and all claims, obligations and liabilities which Superior had, now has or in the future may have arising from (a) Glebs' distribution in July, 1995 of a document entitled "Investment Proposal," a copy of which is attached as Exhibit B; (b) any alleged violations of the noncompetition provisions of Glebs' July, 1992 employment agreement or the Noncompetition Agreement signed by Glebs on January 6, 1995 based on any conduct described in paragraphs 9(a) through 9(c) of this Agreement; and
   (c) all claims that were brought or could have been brought in defense of the action in Dane County Circuit Court, Case No. 95-CV-3226, entitled Robert T. Glebs, Plaintiff, vs. Superior Services, Inc., a Wisconsin corporation, Defendant. This paragraph is intended to be a complete release of Glebs Releasees with respect to the above matters, and in the event of any dispute as to its meaning, is to be construed in favor of Glebs Releasees. Nothing in this Agreement shall be construed as a release of Ravi Kalla.

             6. Glebs and Superior do not release one another from their respective obligations under this Agreement, the new Noncompetition Agreement or the 1995 Option Agreement as amended.

             7. Glebe agrees to cause his complaint in Dane County Circuit Court case number 95-CV-3226 to be dismissed with prejudice and without costs to any party.

             8. The parties recognize that this agreement is the compromise of a dispute between the parties and agree that none of the consideration provided is to be construed as an admission of any fault or liability with respect to any claim, obligation or liability released.

             9. Glebs makes the following further representations and warranties for the benefit of Superior and upon which Superior is expressly relying in entering into this Agreement. These representations and warranties shall survive the execution of this Agreement.

                  a. The only two persons to whom Glebs provided a copy of the "Investment Proposal" attached as Exhibit B are Ravi Kalla and James Carley, and Glebs is unaware of any further distribution of the "Investment Proposal";

                  b.   Other than the communications referenced in subpart
                       (a) and other than any conversations with his attorneys, Glebs has made no other disclosure of any information regarding Superior's financial performance, sources of revenue, acquisition candidates and/or business plans since March 31, 1995;

                  c. Other than discussions about the initial public offering after receiving the January 9 preliminary prospectus, which discussions were limited to the content of that prospectus and during which Glebs disclosed no confidential information, and other than the communications referenced in subparts (a) and (b), Glebs has had no discussions regarding Superior's financial performance, sources of revenue, acquisition candidates and/or business plans since March 31, 1995.

                  d. Glebs has had a reasonable opportunity to consult with counsel concerning this Agreement;

                  e. Glebs' spouse agrees to the terms of this Agreement, Glebs will provide within 30 days after execution of this Agreement a marital property consent in the form attached as Exhibit D executed by his spouse, and Glebs warrants that no claim will be made by his spouse against Superior based on anything released by Glebs under this Agreement;

                  f. This Agreement does not violate any of Glebs' other obligations and will be valid and binding upon and fully enforceable against him according to its terms; and

                  g. Neither Glebs nor his spouse has assigned, transferred, pledged, or hypothecated, or purported to assign, transfer, pledge or hypothecate, any actual or alleged claims, obligations or liabilities which, but for such assignment, would have been released hereunder.

             10. Superior makes the following further representations and warranties for the benefit of Glebs and upon which Glebs is expressly relying in entering into this Agreement. These representations and warranties shall survive the execution of this Agreement:

                  a. Superior has had a reasonable opportunity to consult with counsel concerning this Agreement;

                  b. Superior is unaware of any violations of the noncompetition provisions of Glebs' July 1992 Employment Agreement or the Noncompetition Agreement signed by Glebs on January 6, 1995, that is based on conduct not described within paragraphs 9(a) through 9(c) of this Agreement;

                  c. The individual executing this Agreement on behalf of Superior is duly authorized to do so;

                  d. This Agreement does not violate any of Superior's other obligations and will be valid and binding upon and fully enforceable against Superior according to its terms;

                  e. To the best knowledge of Superior, the 180 day lock-up period under the underwriting agreement with Alex Brown & Sons is the only lock-up agreement that would affect the Option Shares; and

                  f. Superior has not assigned, transferred, pledged, or hypothecated, or purported to assign, transfer, pledge or hypothecate, any actual or alleged claims, obligations or liabilities which, but for such assignment, would have been released hereunder.

             11. Glebs and Superior acknowledge and represent that they have had complete and adequate access to all material information concerning this Agreement and that, in executing this Agreement, Glebs and Superior have performed and relied solely upon their own investigations and inquiries and have not relied upon any representation, opinion or statement not contained in this Agreement.

             12. If any party to this Agreement is found in any action to have breached any of the terms of the Agreement, the other parties shall be entitled to recover the actual costs, including attorneys' fees, they incurred as a result of the breach from such breaching party.

             13. This Agreement shall be governed by, construed and interpreted in accordance with, the internal laws of the State of Wisconsin.

             14. Whenever possible, each paragraph of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision shall be held to be prohibited or invalid, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the other remaining provisions of this Agreement.

             15. This Agreement represents the entire agreement between the parties concerning the amendment of Glebs' options, the exhibits hereto, and the claims released under paragraphs 4 and 5. This Agreement supersedes all prior negotiations, representations or agreements between the parties, whether written or oral, on the subject hereof. This Agreement may be amended only by written instruments designated as an amendment to this Agreement and executed by the signatories or their successors. However, notwithstanding the foregoing, this Agreement shall not affect the terms of Glebs' January 15, 1995 Stock Option Agreement and the March 31, 1995 letter agreement with Superior except as those documents are specifically amended by this Agreement.

             16. This Agreement may be executed in counterparts and, if so executed, shall be effective as if all parties signed the same document.


                                      /s/ ROBERT T. GLEBS
                                      ROBERT T. GLEBS

                                      DATE: 4/26/90

   Subscribed and sworn to before me
   this 26th day of April, 1996

    /s/ Deana B. Frank
   Deana B. Frank
   Notary Public, State of Wisconsin
   My Commission: expires 2/28/99

                                      SUPERIOR SERVICES, INC.

                                      By: /s/ G.W. Dietrich
                                           G.W. Dietrich
                                      Title: President

   Subscribed and sworn to before me
   this 8th day of May, 1996

   /s/ Peter J. Ruud
   Peter J. Ruud
   Notary Public, State of Wisconsin
   My Commission: is permanent